Independent Accountant's  Report

To the Board of Trustees
Advisory Hedged Opportunity Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Advisory Hedged Opportunity
Fund (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of
October 31, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American
Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests performed as of October 31, 2003, and with respect to agreement of security purchases and sales, for the period from October 1, 2003
(Commencement of Operations) through  October
31, 2003:

Confirmation of all securities (underlying investment vehicles) with their respective investment manager

Reconciliation of all such securities to the books and records of the Fund and the Custodian

Agreement of 31 security purchases from the books and records of the Fund to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Advisory
Hedged Opportunity Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment
Company Act of 1940 as of October 31, 2003, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisory


Hedged Opportunity Fund and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

               ERNST & YOUNG LLP

New York, New York
May 14, 2004




          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
      Washington, DC 20549

          FORM N-17f-2

Certificate of Accounting or Securities and Similar
 Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811-21288            October 31, 2003

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement: Advisory Hedged
     Opportunity Fund

4. Address of principal executive office: (number, street, city, state, zip code) 50210 AXP Financial
     Center, Minneapolis, MN 55474

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington
D.C.,
     one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with
       Certain Provisions
of the Investment Company Act of 1940

We, as members of management of Advisory Hedged
Opportunity Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and
(c) of rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2003, and from October 1, 2003
(Commencement of Operations) through October 31, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and
(c) of rule 17f-2 of the Investment Company Act of 1940
as of October 31, 2003, and from October 1, 2003
(Commencement of Operations) through October 31, 2003, with respect to securities reflected in the investment account of the Fund.

Advisory Hedged Opportunity Fund
By:

     /s/Joseph B. Krekelberg
     Joseph B. Krekelberg,
     Treasurer and Principal Financial Officer